SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

eBay Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

278642103

(CUSIP Number of Class of Securities (Underlying Common Stock))

eBay Inc.

Attention: Michael R. Jacobson, Esq.

2145 Hamilton Avenue

San Jose, California 95125

(408) 376-7400

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Joseph M. Yaffe, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A

Form or Registration No.:	N/A

Filing Party:	N/A

Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached are (i) a communication sent by the President and Chief Executive Officer of eBay Inc. (“eBay” or the “Company”) to the Company’s employees on April 29, 2009 regarding stockholder approval of a one-time voluntary stock option exchange program for employees other than named executive officers and directors (the “Option Exchange Program”); (ii) an email from Beth Axelrod, Senior Vice President, Human Resources, to eBay people managers, HR partners, the IR team, and the global Communications team regarding the Option Exchange Program; (iii) a bullet-point list of basic information about the Option Exchange Program, which was attached as a link to the communication referred to in (i) above; and (iv) a Stock Option Exchange Program Q&A sent to the Company’s employees on April 29, 2009. None of the communications attached as exhibits to this Schedule TO constitute an offer to holders of the Company’s outstanding stock options to exchange those options. Even though the requisite stockholder approval has been obtained, the Board of Directors of the Company (the “Board”), the Compensation Committee of the Board and the Chief Executive Officer of the Company have the discretion to determine if and when to implement the Option Exchange Program.

The Option Exchange Program has not yet commenced. eBay will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

eBay stockholders and option holders will be able to obtain the written materials described above and other documents filed by eBay with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by eBay with the SEC by directing a written request to: eBay Inc. 2145 Hamilton Avenue, San Jose, California 95125, Attention: Investor Relations.

Item 12.	Exhibits.

Exhibit Number	Description
99.1	Communication from John Donahoe, President and Chief Executive Officer of eBay, to eBay employees regarding Stockholder Approval of the Option Exchange Program, dated April 29, 2009.

99.2	E-mail from Beth Axelrod, Senior Vice President, Human Resources, to eBay people managers regarding the Option Exchange Program, dated April 29, 2009.

99.3	Basic Information regarding the Option Exchange Program, dated April 29, 2009.

99.4	Stock Option Exchange Program Q&A, dated April 29, 2009.